Exhibit 99.1

EchoStar Announces Financial Results for Three and Twelve Months Ended December 31, 2020

Englewood, CO, February 23, 2021—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three and twelve months ended December 31, 2020.

Three Months Ended December 31, 2020 Financial Highlights:

•Consolidated revenues of $489.3 million.
•Net loss from continuing operations of $2.6 million, consolidated net income attributable to EchoStar common stock of $0.1 million, and diluted earnings per share of $0.01.
•Consolidated Adjusted EBITDA of $166.7 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Twelve Months Ended December 31, 2020 Financial Highlights:

•Consolidated revenues of $1,887.9 million.
•Net loss from continuing operations of $51.9 million, consolidated net loss attributable to EchoStar common stock of $40.2 million, and diluted loss per share of $(0.41).
•Consolidated Adjusted EBITDA of $642.9 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“2020 will go down in the history books as one of the most challenging on record, but it demonstrated the value of our service to businesses and families and brought out the very best of the EchoStar team,” commented Michael Dugan, CEO and President of EchoStar. “Thanks to their efforts and accomplishments in every market sector, we delivered solid financial results and grew revenue, net income, and Adjusted EBITDA over 2019. We remain excited about our position in the industry and our ability to grow as the demand for connectivity continues to increase.”

Three Months Ended December 31, 2020 - Additional Information:

•Consolidated revenue was down $9.7 million year over year primarily driven by lower equipment sales as well as an estimated negative foreign exchange impact of $10.3 million.
•Adjusted EBITDA increased 7.0% or $10.8 million year over year.
◦Hughes segment Adjusted EBITDA increased $11.7 million year over year. The increase was driven primarily by the higher margin associated with the growth in our consumer broadband service and lower sales and marketing spend.
◦ESS segment Adjusted EBITDA was flat year over year.
◦Corporate and Other segment Adjusted EBITDA decreased by $0.9 million year over year. The decrease was primarily due to higher spend on corporate development projects.
•Net loss from continuing operations was $2.6 million, an improvement of $53.7 million from last year. The change was primarily due to higher operating income of $6.5 million, lower net interest expense of $47.5 million driven primarily by $58.5 million of interest expense accrued in the fourth quarter of 2019 related to our license fee dispute with the government of India, improvement in foreign currency transactions, net, of $5.7 million, and higher gains on investments, net, of $5.6 million. This was partially offset by higher income tax provision, net, of $9.9 million.
•Total Hughes broadband subscribers are approximately 1,564,000 as of December 31, 2020. Subscribers in the US decreased by 27,000 to approximately 1,189,000. In Latin America, subscribers increased by 11,000 to approximately 375,000.

•Based on an updated schedule from Maxar, the Jupiter 3 satellite is expected to launch in the second half of 2022. In December 2020, we contracted for the launch of the satellite.

•For the three months ended December 31, 2020, approximately 69% of Hughes segment revenue was attributable to our consumer customers with approximately 31% attributable to our enterprise customers.

•Cash, cash equivalents and current marketable investment securities were $2.5 billion as of December 31, 2020.

•In December 2020, we purchased 1,708,907 shares of our Class A common stock in the open market. From January 1, 2021 through February 11, 2021, we purchased 2,851,841 shares of our Class A common stock in the open market.

Set forth below is a table highlighting certain of EchoStar’s segment results for the three and twelve months ended December 31, 2020 and 2019 (amounts in thousands) from continuing operations (all US GAAP amounts reference results from continuing operations):

	For the three months ended December 31,		For the twelve months ended December 31,
	2020	2019	2020	2019

Revenue
Hughes	$482,418	$491,823	$1,860,834	$1,852,742
EchoStar Satellite Services	4,165	4,384	17,398	16,257
Corporate and Other	2,690	2,799	9,675	17,082
Total revenue	$489,273	$499,006	$1,887,907	$1,886,081

Adjusted EBITDA
Hughes	$188,389	$176,738	$723,343	$666,890
EchoStar Satellite Services	2,026	1,988	7,873	6,994
Corporate & Other:
Corporate overhead, operating and other	(23,920)	(23,090)	(87,867)	(81,859)
Equity in earnings (losses) of unconsolidated affiliates, net	226	250	(434)	(9,257)
Total Corporate & Other	(23,694)	(22,840)	(88,301)	(91,116)
Total Adjusted EBITDA	$166,721	$155,886	$642,915	$582,768

Expenditures for property and equipment	$113,757	$103,723	$408,798	$418,074

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended December 31,		For the twelve months ended December 31,
	2020	2019	2020	2019

Net income (loss)	$(2,597)	$(63,094)	$(51,904)	$(74,252)
Interest income, net	(6,275)	(17,535)	(39,982)	(82,352)
Interest expense, net of amounts capitalized	35,469	94,203	147,927	251,016
Income tax provision (benefit), net	17,760	7,882	24,069	20,488
Depreciation and amortization	132,934	129,146	525,011	490,765
Net (income) loss from discontinued operations	—	6,821	—	(39,401)
Net (income) loss attributable to non-controlling interests	2,714	9,976	11,754	11,335
EBITDA	180,005	167,399	616,875	577,599
(Gains) losses on investments, net	(6,458)	(825)	31,306	(28,912)
Impairment of long-lived assets	1,685	—	1,685	—
Litigation expense	—	(627)	—	25,701
License fee dispute - India, net of non-controlling interests	107	(7,150)	(936)	(3,210)
Foreign currency transaction (gains) losses, net	(8,618)	(2,911)	(6,015)	11,590
Adjusted EBITDA	$166,721	$155,886	$642,915	$582,768

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” “Net income (loss) from discontinued operations,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding “Gains and losses on investments, net,” “Foreign currency transaction gains (losses), net,” and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to “Net income (loss)” in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended December 31, 2020 and 2019 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2020 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call and webcast to discuss its earnings on Tuesday, February 23, 2021 at 11:00 a.m. Eastern Time. The call-in numbers are (877) 815-1625 (toll-free) and (716) 247-5178 (international), Conference ID 9174397. The webcast will be available on EchoStar’s investor relations website at www.echostar.com.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2020 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Condensed Consolidated Balance Sheets
(Amounts in thousands, except per share amounts)

	As of December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$896,005	$1,519,431
Marketable investment securities	1,638,271	940,623
Trade accounts receivable and contract assets, net	183,989	196,629
Other current assets, net	189,821	179,531
Total current assets	2,908,086	2,836,214
Non-current assets:
Property and equipment, net	2,390,313	2,528,738
Operating lease right-of-use assets	128,303	114,042
Goodwill	511,597	506,953
Regulatory authorizations, net	478,762	478,598
Other intangible assets, net	18,433	29,507
Other investments, net	284,937	325,405
Other non-current assets, net	352,921	334,841
Total non-current assets	4,165,266	4,318,084
Total assets	$7,073,352	$7,154,298

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$122,366	$124,080
Current portion of long-term debt, net	898,237	—
Contract liabilities	104,569	101,060
Accrued expenses and other current liabilities	299,999	270,879
Total current liabilities	1,425,171	496,019
Non-current liabilities:
Long-term debt, net	1,495,256	2,389,168
Deferred tax liabilities, net	359,896	351,692
Operating lease liabilities	114,886	96,941
Other non-current liabilities	70,893	74,925
Total non-current liabilities	2,040,931	2,912,726
Total liabilities	3,466,102	3,408,745

Commitments and contingencies

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both December 31, 2020 and 2019	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, 0.001 par value, 1,600,000,000 shares authorized, 57,254,201 shares issued and 48,863,374 shares outstanding at December 31, 2020 and 56,592,251 shares issued and 50,107,330 shares outstanding at December 31, 2019	57	57
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both December 31, 2020 and 2019	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both December 31, 2020 and 2019	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both December 31, 2020 and 2019	—	—
Additional paid-in capital	3,321,426	3,290,483
Accumulated other comprehensive income (loss)	(187,876)	(122,138)
Accumulated earnings (losses)	583,591	632,809
Treasury stock, at cost	(174,912)	(131,454)
Total EchoStar Corporation stockholders' equity	3,542,334	3,669,805
Non-controlling interests	64,916	75,748
Total stockholders' equity	3,607,250	3,745,553
Total liabilities and stockholders' equity	$7,073,352	$7,154,298

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the years ended December 31,
	2020	2019	2018

Revenue:
Services and other revenue	$1,682,304	$1,619,271	$1,557,228
Equipment revenue	205,603	266,810	205,410
Total revenue	1,887,907	1,886,081	1,762,638
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	577,943	561,353	563,907
Cost of sales - equipment (exclusive of depreciation and amortization)	166,435	226,002	176,600
Selling, general and administrative expenses	474,912	509,145	436,088
Research and development expenses	29,448	25,739	27,570
Depreciation and amortization	525,011	490,765	457,116
Impairment of long-lived assets	1,685	—	65,220
Total costs and expenses	1,775,434	1,813,004	1,726,501
Operating income (loss)	112,473	73,077	36,137
Other income (expense):
Interest income, net	39,982	82,352	80,275
Interest expense, net of amounts capitalized	(147,927)	(251,016)	(219,288)
Gains (losses) on investments, net	(31,306)	28,912	(12,622)
Equity in earnings (losses) of unconsolidated affiliates, net	(7,267)	(14,734)	(5,954)
Foreign currency transaction gains (losses), net	6,015	(11,590)	(15,583)
Other, net	195	(166)	11,249
Total other income (expense), net	(140,308)	(166,242)	(161,923)
Income (loss) from continuing operations before income taxes	(27,835)	(93,165)	(125,786)
Income tax benefit (provision), net	(24,069)	(20,488)	(6,576)
Net income (loss) from continuing operations	(51,904)	(113,653)	(132,362)
Net income (loss) from discontinued operations	—	39,401	93,729
Net income (loss)	(51,904)	(74,252)	(38,633)
Less: Net loss (income) attributable to non-controlling interests	11,754	11,335	(1,842)
Net income (loss) attributable to EchoStar Corporation common stock	$(40,150)	$(62,917)	$(40,475)

Earnings (losses) per share - Class A and B common stock:
Basic and diluted earnings (losses) from continuing operations per share	$(0.41)	$(1.06)	$(1.39)
Total basic and diluted earnings (losses) per share	$(0.41)	$(0.65)	$(0.42)

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands, except per share amounts)

	For the years ended December 31,
	2020	2019	2018

Cash flows from operating activities:
Net income (loss)	$(51,904)	$(74,252)	$(38,633)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	525,011	588,200	598,178
Impairment of long-lived assets	1,685	—	65,220
Losses (gains) on investments, net	31,306	(28,912)	12,109
Equity in losses (earnings) of unconsolidated affiliates, net	7,267	14,734	6,037
Foreign currency transaction losses (gains), net	(6,015)	11,590	15,583
Deferred tax provision (benefit), net	18,147	32,542	26,327
Stock-based compensation	8,887	9,353	9,990
Amortization of debt issuance costs	4,324	5,912	7,923
Dividends received from unconsolidated affiliates	—	2,716	10,000
Other, net	(12,501)	6,297	(3,489)
Changes in assets and current liabilities, net:
Trade accounts receivable and contract assets, net	2,237	8,289	(17,842)
Other current assets, net	(12,984)	(39,190)	18,577
Trade accounts payable	(12,339)	13,149	9,562
Contract liabilities	3,509	26,376	7,867
Accrued expenses and other current liabilities	42,822	66,352	12,183
Non-current assets and non-current liabilities, net	(15,064)	13,166	(5,070)
Net cash flows from operating activities	534,388	656,322	734,522
Cash flows from investing activities:
Purchases of marketable investment securities	(2,799,838)	(993,369)	(2,973,254)
Sales and maturities of marketable investment securities	2,110,336	2,391,220	1,498,463
Expenditures for property and equipment	(408,798)	(418,584)	(555,141)
Expenditures for externally marketed software	(38,655)	(29,310)	(31,639)
Purchase of other investments	(5,500)	(93,687)	—
Investments in unconsolidated affiliates	—	(2,149)	(115,991)
Purchases of regulatory authorizations	—	(34,447)	—
Refunds and other receipts related to property and equipment	—	—	77,524
Dividend received from unconsolidated affiliate	—	2,284	—
Sale of investment in unconsolidated affiliates	—	—	1,558
Net cash flows from investing activities	(1,142,455)	821,958	(2,098,480)

Cash flows from financing activities:
Repurchase and maturity of the 2019 Senior Secured Notes	—	(920,923)	(70,173)
Repayment of other long-term debt and finance lease obligations	(811)	(29,347)	(41,019)
Payment of in-orbit incentive obligations	(1,554)	(5,447)	(5,350)
Net proceeds from Class A common stock options exercised	855	67,337	4,424
Net proceeds from Class A common stock issued under the Employee Stock Purchase Plan	10,109	9,779	9,368
Treasury share purchase	(43,458)	—	(33,292)
Contribution by non-controlling interest holder	18,241	—	—
Purchase of non-controlling interest	—	(7,313)	—
Other, net	998	603	(521)
Net cash flows from financing activities	(15,620)	(885,311)	(136,563)
Effect of exchange rates on cash and cash equivalents	(1,390)	(575)	(2,233)
Net increase (decrease) in cash and cash equivalents	(625,077)	592,394	(1,502,754)
Cash and cash equivalents, including restricted amounts, beginning of period	1,521,889	929,495	2,432,249
Cash and cash equivalents, including restricted amounts, end of period	$896,812	$1,521,889	$929,495